P.E. 2/11/02

02017280

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of **February 2002**

BIG ROCK BREWERY LTD.

(Translation of registrant's name into English)

5555 – 76th Avenue SE, Calgary, Alberta, Canada T2C 4L8

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ✓ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes _____ No _____

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIG ROCK BREWERY LTD.

(Registrant)

Date: February 21, 2002

By: ______________________

Timothy A. Duffin
Chief Financial Officer

CONSOLIDATED BALANCE SHEET

(Canadian $)	31-Dec-01 (unaudited)	31-Mar-01 (audited)
ASSETS		
CURRENT		
Cash & cash equivalents	$ 912,030	$ 1,602,202
Accounts receivable	2,138,781	1,593,984
Inventories	2,851,146	2,701,982
Prepaid expenses & other	384,994	400,985
Investments	156,035	156,035
	6,442,986	6,455,188
Capital assets	26,277,557	24,844,994
Deferred charges & other	265,082	45,619
TOTAL ASSETS	$32,985,625	$31,345,801
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT		
Bank indebtedness	$ 479,924	$ 1,362,907
Accounts payable and accrued liabilities	1,621,498	1,393,068
Income tax payable	120,915	151,869
Current portion of long-term debt	1,567,862	1,567,862
	3,790,199	4,475,706
Long-term debt	2,093,292	3,469,976
Future income taxes	5,022,032	4,362,400
TOTAL LIABILITIES	10,905,523	12,308,082
SHAREHOLDERS' EQUITY		
Share capital	13,126,642	11,553,637
Retained earnings	8,953,460	7,484,082
TOTAL SHAREHOLDERS' EQUITY	22,080,102	19,037,719
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$32,985,625	$31,345,801

see accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS & RETAINED EARNINGS

(Canadian $)	Nine Months Ended Dec 31 (unaudited)		Three Months Ended Dec 31 (unaudited)	
	2001	2000	2001	2000
REVENUE				
Sales	$27,244,309	$25,629,630	$7,519,658	$7,283,827
Government taxes and commissions	7,419,734	6,956,373	2,195,684	2,024,361
	19,824,575	18,673,257	5,323,974	5,259,466
Cost of sales	7,825,082	7,076,181	2,078,943	1,957,901
GROSS PROFIT	11,999,493	11,597,076	3,245,031	3,301,565
EXPENSES				
Selling	6,787,718	6,610,673	1,687,531	2,090,249
General & administrative	1,520,455	1,401,359	535,261	421,217
Interest	258,763	419,676	65,446	122,918
Amortization	971,122	960,000	331,469	330,000
	9,538,058	9,391,708	2,619,707	2,964,384
INCOME BEFORE INCOME TAXES	2,461,435	2,205,368	625,324	337,181
Current income tax expense	282,700	45,000	84,136	15,000
Future income tax expense	659,632	782,934	196,316	105,310
	942,332	827,934	280,452	120,310
Net income for period	1,519,103	1,377,434	344,872	216,871
Retained earnings, beginning of period	7,484,082	6,551,550	8,608,588	7,509,391
Redemption of common shares	(49,725)	(383,032)		(180,310)
RETAINED EARNINGS, END OF PERIOD	$8,953,460	$ 7,545,952	$8,953,460	$7,545,952
NET INCOME PER SHARE				
Basic and diluted	$0.29	$0.30	$0.07	$0.05

see accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOW

(Canadian $)

	Nine Months Ended December 31 (unaudited) 2001	2000
OPERATING ACTIVITIES		
Net income for period	$ 1,519,103	$1,377,434
Items not affecting cash:		
Amortization	971,122	960,000
Future income taxes	659,632	816,802
	3,149,857	3,154,236
Net change in non-cash working capital	(241,166)	(612,359)
CASH PROVIDED BY OPERATING ACTIVITIES	2,908,691	2,541,877
FINANCING ACTIVITIES		
Decrease in bank indebtedness	(962,491)	–
Repayment of long-term debt	(1,376,684)	(1,320,469)
Share repurchase	(107,998)	(632,487)
Shares issued by private placement	990,000	–
CASH USED IN FINANCING ACTIVITIES	(1,457,173)	(1,952,956)
INVESTING ACTIVITIES		
Additions to capital assets	(2,000,131)	(975,880)
Deferred charges and other assets	(141,559)	(8,223)
CASH USED IN INVESTING ACTIVITIES	(2,141,690)	(984,103)
NET DECREASE IN CASH	(690,172)	(395,182)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,002,202	106,492
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 312,030	$ (288,690)

see accompanying notes

NOTES TO FINANCIAL STATEMENTS

31-Dec-01

1. These interim consolidated financial statements should be read in conjunction with the Company's annual audited consolidated financial statements as at and for the year ended March 31, 2001. Accounting policies and methods followed in the preparation of these financial statements are the same as those summarized in note 2 to the consolidated financial statements for the year ended March 31, 2001.

2. On June 15, 2001, the Company completed the acquisition of 97% of the issued and outstanding shares of Whistler Brewing Company Ltd. ("Whistler") including the rights to the brands of the Bowen Island Brewing Co. Ltd. in exchange for 131,836 shares of Big Rock valued at $4.75 per share. Pursuant to the terms of the transaction, 103,044 shares were issued in the quarter ended June 30, 2001. The remaining 28,792 shares, relating to the acquisition of 97% of Whistler were issued in the current quarter. In addition, the balance of the outstanding Whistler shares were acquired in the current quarter through the compulsory acquisition provisions of the British Columbia Company Act for consideration of an additional 3,170 shares of Big Rock valued at $4.75 per share.

The acquisition of Whistler has been accounted for using the purchase method. Total consideration paid, including acquisition costs has been allocated as follows:

Working capital	$ 159,820
Capital assets	403,555
Deferred charges	219,463
	$782,838

3. Issued & Outstanding Common Shares	# Shares	Amount $
Balance as at March 31, 2001	4,909,050	$11,553,637
Shares redeemed through normal course issuer bid	(22,500)	(58,274)
Shares issued by private placement	220,000	990,000
Shares issued for acquisition of Whistler	135,006	641,279
Balance as at December 31, 2001	5,241,556	$13,126,642

REPORT TO SHAREHOLDERS

Big Rock Brewery, one of North America's leading specialty brewers, is pleased to announce its results for the 3rd quarter ended December 31, 2001.

Gross sales revenue increased to $7,519,658 this quarter from $7,283,827 in the same quarter last year, a 3% increase.

In terms of volume, hectoliters sold increased to 27,670 from 26,890 the previous year, a 3% increase.

EBITDA for the quarter was $1,022,239 ($37 per hectoliter) a 29% increase over last year EBITDA at $790,099 ($29 per hectoliter).

Corporate-wide cost/benefit initiatives applied to the management and containment of selling costs are beginning to benefit our bottom line.

Our interest expense decreased this quarter by $57,472 due to the continuing pay down of long-term debt principal.

Net income for the quarter was $344,872 up 59% from the same quarter last year.

At quarter-end the Company had utilized $479,924 (2000 - $1,362,907) of its $3,000,000 bank operating line of credit. This credit facility bears interest at Royal Bank prime rate.

Our long-term debt facility, also with the Royal Bank of Canada, was paid down by $461,901 during the quarter to $3,661,154. A blended payment of $155,000 is made monthly. Security for these borrowings is a general assignment of the Company's assets.

This quarter we commissioned our new office/warehouse in Edmonton, Alberta. This building was purchased, refurbished, and expanded by 6,000 sq ft of new refrigerated storage. This facility was paid for using operating cash flow and replaced smaller leased premises. Strategically located, this 15,000 sq ft facility will allow us to better service our growing market in central and northern Alberta.

During the quarter we increased our ownership of Whistler Brewing Company Ltd., including the Bowen Island brands, from 97% to 100%. We continued branc integration this quarter and anticipate that this acquisition will begin to positively impact our operatioı next quarter.

On behalf of the Board of Directors and staff of Big Roc I thank you for your interest and continuing support as we grow the Rock. Cheers!

Ed McNally
Chief Executive Officer
January 2002
Calgary, Alberta, Canada

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THE BIG ROCK FAMILY

TRADITIONAL ALE

Big Rock's original. A traditional English-style amber ale with a soft but distinctive taste.

GRASSHÖPPER

A unique wheat ale that is easy to drink and exceptionally refreshing. Influenced by Germany's Kristall Weizen, Grasshopper is delicately hopped and delivers a smooth, bright finish.

KÖLD

A single malt lager made from glacial spring water, choice hops and our own lager yeast. The result is an unusually clean, crisp beer with no bitter aftertaste.

CHINOOK PALE ALE

This dry-hopped ale proves how pure malt can be both elegant and subtle. The soft hop flavour and taste of malt creates a perfect balance. A portion of sales is donated to the Pacific Salmon Foundation.

WARTHOG CREAM ALE

A smooth ale with a clean, pure and refreshing taste. A thirst quenching beastly brew, for everyone to enjoy.

bigRock LIGHT BEER Bière Légère

This truely pure beer has a subtle but perfect balance of malt and hop flavours, delivering full satisfaction.

McNALLY'S EXTRA ALE

Our famous hearty brew of Irish descent with 7% alcohol content. "As good an Irish ale as can be found anywhere" Michael Jackson's The New World Guide to Beer.

BLACK AMBER ALE

Our dark, Alberta stout is a hearty, full-flavoured, rich, rewarding, soul-uplifting beer that is deeply satisfying. Made with dark roasted imported and domestic malts, it is our Brewmaster's showpiece.

PRINTED IN CANADA ON RECYCLED PAPER

bigRock BREWERY

bigRock

Third Quarter Report

Nine Months Ended December 31, 2001

BIG ROCK BREWERY LTD.